Exhibit 21.01

SYMANTEC CORPORATION
SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Blue Coat Holdings LLC	Delaware
Blue Coat LLC	Delaware
Blue Coat Systems International SARL	Switzerland
Blue Coat Systems LLC	Delaware
LifeLock, Inc.	Delaware
MessageLabs Group Ltd. UK	United Kingdom
Symantec (Deutschland) GmbH	Germany
Symantec (Japan), Inc.	Japan
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec Australia Pty. Ltd.	Australia
Symantec Holdings Limited	Ireland
Symantec International	Ireland
Symantec Japan LLC	Japan
Symantec Jersey Limited	Jersey
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware
Symantec Security (UK) Limited	United Kingdom
Symantec Software and Services India Private Limited	India
Symantec Software India Private Ltd.	India
Symantec Website Security G.K.	Japan
Veritas Software Corporation	Delaware